Exhibit 12.1

Marriott Vacations Worldwide Corporation

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year
($ in millions, except ratio)	2013	2012	2011	2010	2009
Income (loss) from continuing operations before income taxes	$131	$31	$(217)	$109	$(764)
Loss (income) related to equity method investees	—	(1)	—	8	12

	131	30	(217)	117	(752)
Add/(deduct):
Fixed charges	48	61	54	59	—
Interest capitalized	(4)	(3)	(7)	(3)	—
Amortization of capitalized interest	6	7	10	11	34
Distributed income of equity method investees	—	—	—	—	1
Pretax losses attributable to noncontrolling interests	—	—	—	—	11

Earnings (losses) attributable to Marriott Vacations Worldwide available for fixed charges	$181	$95	$(160)	$184	$(706)

Fixed charges:
Interest expensed and capitalized (1)	$48	$61	$54	$59	$—
Estimate of interest within rent expense	—	—	—	—	—

Total fixed charges	$48	$61	$54	$59	$—

Ratio of earnings (losses) attributable to fixed charges	3.8	1.6	*	3.1	*

(1)	“Interest expensed and capitalized” includes consumer financing interest expense, dividends on mandatorily redeemable preferred stock of a consolidated subsidiary, and amortized premiums, discounts, and capitalized expenses related to indebtedness.
*	In 2011 and 2009, earnings were inadequate to cover fixed charges by approximately $214 million and $706 million, respectively.